Proguard Acquisition Corp.
3400 SW 26 Terrace
Suite A-8
Fort Lauderdale, FL  33312

Telephone:(866) 780-6789

June 19, 2012

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.   20549

Attention:	H. Roger Schwall, Assistant Director
Alexandra M. Ledbetter, Staff Attorney
Tracie Towner, Staff Accountant
John Cannarella, Staff Accountant

Re:	Proguard Acquisition Corp. (the “Company”)
Form 8-K
File May 10, 2012
File No. 0-51921

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated June 7, 2012 on the above-captioned filing.  Following are the Company’s responses to such comments.  Contemporaneously, the Company has filed Amendment No. 2 to the Form 8-K (the “8-K/A”) which reflects revisions to the original filing reflecting such responses, as well as incorporating the financial statements included in the 8-K/A filed on May 21, 2012.  Under separate cover we are providing a courtesy copy to Ms. Ledbetter marked to show changes from the original filing and keyed to these responses.

Form 8-K Filed May 10, 2012

General

1.
Refer to Rule 8-05 of Regulation S-X and provide proforma financial information showing the effects of the reverse merger transaction with Proguard Acquisition Subsidiary Corp. and Random Source, Inc.  Please include the effects associated with the Stock Repurchase Agreement and issuance of the Exchange Warrants.

RESPONSE: The requested proforma financial information has been filed as Exhibit 99.5 to the 8-K/A.

Item 2.01, page 2
Item 3.01, page 2

2.
When using the word “our,” clarify whether you are referring to Proguard or Random Source.  For instance, in the discussion of the Stock Repurchase Agreement, it is not clear if the Insiders’ Shares refers to shares of Proguard or Random Source.

RESPONSE:  Items 2.01 and 3.01 of the 8-K/A have been revised to clarify the disclosure as requested.  Please see pages 2 and 3.  In addition, we have added information under a new sub-heading of “Other Pertinent Information” appearing on page 1 to further clarify certain first person references in the 8-K/A.

Form 10 Disclosure

Business, page 4

3.
You state on page 4 that you are a wholesaler of brand name office products. However, on page 5 you reference your “retail merchandising strategy.”  We also note that you purchase from wholesale distributors.  Please clarify whether you are a wholesale or a retail business.

RESPONSE:  The 8-K/A has been revised to clarify that we are a retail business.  Please see pages 3 and 12.   Supplementally, please be advised that from time to time internally we have referred to our business as a “wholesaler” as a result of our low margins.  However, all of our customers are B2B end users who buy products for us for their own use; accordingly, we have discontinued the internal characterization.

4.	Discuss your relationship with Computer Nerds International. We note that it is an affiliate but also a competitor.

RESPONSE:  We have added additional disclosure on Computer Nerds International in the 8-K/A.  Please see pages 6, 7, 21 and 22.

Risk Factors, page 7

5.	Please explain your reference to “the Big Tree Acquisition” on page 9. We are unable to find any other reference to that entity in the filing.

RESPONSE:  The 8-K/A has been revised to remove this typographical error.  Please see page 11.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

6.
We note that the financial statements of the entities acquired by Random Source in 2011 reflect significantly lower revenues on a comparative basis.  Please disclosure information about these negative revenue trends and disclose the uncertainties that are reasonably likely to have a material impact on the Company’s financial condition or operating performance.

RESPONSE:  We have added additional disclosure in the Risk Factors and MD&A in the Form 8-K/A to address the negative revenue trends; please see pages 8 and 13.

7.
Please disclose the extent to which Random Source has paid for the Hinson Office Supply and Superwarehouse acquisitions. Disclose the amounts of any payment still owed and how you expect to fund those payments.  Note 5 to the Financial Statements for Lamfis which indicates that Random Source is still making payments on the Lamfis/Hinson acquisition.

RESPONSE:  We have added the requested disclosure in MD&A under a new sub-heading titled “Random Source 2011 Acquisitions.”  Please see page 15 of the 8-K/A.

8.	Please disclose the extent to which Random Source has paid for the acquisition of the registrant. Disclose the amounts of any payments still owed and how you expect to fund those payments.

RESPONSE:  We have added both additional disclosure in MD&A under a new sub-heading titled “Random Source Purchase Note,” as well as an additional risk factor. Please see pages 11 and 15 of the 8-K/A.

9.           Explain what you mean by “compensation and related taxes.”

RESPONSE:  The related taxes referred to our portion of federal and state taxes on compensation costs.  We have revised the 8-K/A to substitute the phrase “compensation expense.”  Please see page 13.

Executive Compensation, page 15

10.
Please provide compensation disclosure for the two most highly compensated executive officers other than Mr. Kriegstein, the principal executive officer, who were serving as executive officers of Random Source at the end of the last completed fiscal year.  See Item 402(m) of Regulation S-K.  The Form 10 information you are providing, of which the executive compensation disclosure is a part, should pertain to Random Source, not the registrant before the business combination with Random Source.

RESPONSE:  The inclusion of Proguard Acquisition Corp.’s previous PEO has been removed from the Executive Compensation table; please see page 20 of the 8-K/A.  Please be advised that the compensation of no other executive officer of Random Source equaled or exceeded $100,000 in either of the last two completed fiscal years and, accordingly, such individuals have not been included in this table in reliance on Instruction i. to Item 402(m)(2).

Exhibits

11.
The lease filed as Exhibit 10.6 and the distributor agreement filed as Exhibit 10.8 appear to be unexecuted, even though your disclosure indicates that these agreement are in effect.  Please re-file these exhibits with conformed signatures and dates to indicate, if true, that they were in fact executed.

RESPONSE:  These agreements were in fact executed and are in effect.  We have re-filed these exhibits with conformed signatures and dates executed as requested.  Please see Exhibits 10.6 and 10.8 to the 8-K/A.

We trust the foregoing responds in full to the staff’s comments.  The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David Kriegstein
David Kriegstein, Chief Executive Officer

cc:          James M. Schneider, Esq.
Sherb & Co., LLP